FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2005
Commission File Number: 001-14148

CANWEST GLOBAL COMMUNICATIONS CORP.

(Translation of registrant’s name into English)

3100 TD Centre
201 Portage Avenue
Winnipeg, Manitoba,
Canada R3B 3L7
(204) 956-2025
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F ✓

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                     .

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Exhibit
Number	Description
1	CanWest Global Communications Corp. Press Release dated February 23, 2005.

Exhibit 1

CanWest MediaWorks

For Immediate Release
February 23rd 2005

CANWEST MEDIAWORKS TO LAUNCH DOSE, A REVOLUTIONARY MULTI-MEDIA BRAND FOR YOUNG CANADIANS, BY YOUNG CANADIANS

At launch, Dose will offer a free daily magazine and comprehensive interactive services

Toronto, Ontario — CanWest MediaWorks announces the upcoming launch of Dose, a new source of information, ideas, and tools for young Canadians, by young Canadians. Dose will offer Canada’s first daily magazine, a comprehensive online service, and a leading edge wireless portal.

This multi-platform brand is designed and built by representative members of the audience it targets – urban, intelligent, and fun 18-34 year-olds.

Dose will launch on April 4, 2005 with 320,000 magazines distributed every weekday in Calgary, Edmonton, Ottawa, Toronto, and Vancouver. Including significant locally relevant content, this free publication will offer news and other relevant information that is concise while maintaining a clean design aesthetic.

The online presence at dose.ca will be the most comprehensive free interactive service in the country. Besides breaking news and in-depth coverage, dose.ca will offer an unparalleled local search tool and a comprehensive, easy-to-use music channel.

Dose’s wireless portal will be the first of its kind in Canada, offering users easy access to movie listings, contests, polls, images, ring tones, games and more.

Noah Godfrey is the Publisher of Dose. Godfrey, 27, a graduate of Harvard Business School, recently worked in corporate strategy at AOL Time Warner and as a media investment banker with Salomon Smith Barney. Godfrey has attracted a creative and unique management team at Dose, bringing with them experience from a wide range of media, including: Channel 4 TV and Time Out Magazine in the UK, MTV, AOL, Exclaim! Magazine, the Ottawa Citizen, and Universal Pictures.

“Built by young Canadians, Dose is designed specifically to serve the unique needs and enhance the lifestyle of this media-savvy demographic,” said Godfrey.

“Through multiple touch points, Dose will provide information and services from the perspective of our peers. We will empower our audience with ideas that will engage them in thought, conversation, and activity, all packaged in relevant formats that are free and convenient. Our objective is to make Dose a media brand by which our peers define themselves.”

“Dose is yet another example of CanWest’s commitment to provide consumers with news, information, and entertainment when, how, and where they want it,” said Michael G. Williams, President, Publications, CanWest MediaWorks.

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“To ensure that Dose reflects the attitudes and interests of its target audience, we have entrusted its content, format and approach to a group of fun and clever young Canadians. This will be a revolution in Canadian media because they have created an integrated brand around the lifestyle of their peers,” concluded Williams.

As a multi-platform brand, Dose will be everywhere its audience moves. The daily magazine will be widely available, free of charge through select retail outlets and strategically located publication boxes.

CanWest MediaWorks is a division of CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.SV and CGS.NV www.canwest.com), an international media company. CanWest is Canada’s largest media company. In addition to owning the Global Television Network, CanWest is Canada’s largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

For further information please contact:

Capital C Public Relations

Jaye Kornblum-Rea
416-777-9151 x.315
Jaye@capitalc.net

or

Jefferson Darrell
416-777-9151 x.288
Jefferson@capitalc.net

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANWEST GLOBAL COMMUNICATIONS CORP.
Date: February 25, 2005	By:	/s/ JOHN E. MAGUIRE
John E. Maguire
Chief Financial Officer